March 18, 2010
VIA EDGAR AND FEDEX
Ms. Amanda Ravitz
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

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Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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Re:	Rentech, Inc. Registration Statement on Form S-3 Filed February 3, 2010 File No.: 333-164654
Dear Ms. Ravitz:
     On behalf of Rentech, Inc. (the “Company”), we are providing to you the Company’s responses to the comments in your letter of February 24, 2010, with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”). The Company is concurrently filing Amendment No. 1 to the Form S-3, which includes revised Exhibits 5.1 and 5.2 incorporating the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. In addition, enclosed herewith are blacklined copies of Exhibits 5.1 and 5.2, which are marked to show the revisions to the versions of such Exhibits filed with the initial Form S-3.
     Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.
General
1.	We note that counsels’ opinions contain significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file unqualified opinions that omit all of these assumptions at the time of each takedown.

Response:
     The Company confirms that, at the time of each take down of securities under the Form S-3, it will file unqualified opinions that omit the assumptions regarding the future issuance of the securities being registered.

March 18, 2010

Exhibit 5.1
2.	Please have counsel revise the last paragraph on page 1 to clarify that assumption (i) is limited to factual information.

Response:
     In response to the Staff’s comment, Holland & Hart LLP has revised Exhibit 5.1 as requested. Please see the first paragraph on page 2 of revised Exhibit 5.1.
3.	Please have counsel revise to opine that the company has the corporate authority to issue the debt securities.

Response:
     In response to the Staff’s comment, Holland & Hart LLP has revised Exhibit 5.1 as requested. Please see numbered paragraph 3 of revised Exhibit 5.1.
Exhibit 5.2
4.	We note that counsel’s opinion is limited to the laws of the State of New York. We also note that the subsidiary guarantors are incorporated in Delaware and Colorado. Please have counsel revise its opinion so that it also covers the laws of those respective jurisdictions or file separate opinions.

Response:
     In response to the Staff’s comment, we have revised the fourth paragraph of Exhibit 5.2 to clarify that we are opining as to the effect of the General Corporation Law of the State of Delaware with respect to numbered paragraph (2) of the opinion (the only opinion paragraph to which Delaware law is relevant). In addition, Holland & Hart LLP has revised Exhibit 5.1 to include opinions regarding the due authorization of the Securities by the Company and the Co-Registrants incorporated in the State of Colorado. See numbered paragraph 3 of revised Exhibit 5.1.
5.	Please have counsel revise the carryover paragraph on page 3 and the penultimate paragraph of page 6. Counsel is entitled to rely on local counsel’s opinion, but may not assume due authorization and execution or compliance with local law.

Response:
     In response to the Staff’s comment, we have revised Exhibit 5.2 as requested. Please see the fourth paragraph and the penultimate paragraph of revised Exhibit 5.2.

March 18, 2010

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

March 18, 2010

     Response:
     In accordance with the comment, in the event the Company requests acceleration of the effective date of the pending registration statement, at the time of the request, the Company will provide a letter acknowledging the matters set forth in the three bullets above. The Company acknowledges the other matters set forth above.
     If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.

Very truly yours,
/s/ David A Zaheer
David A. Zaheer, Esq.
of LATHAM & WATKINS LLP

cc:	Colin M. Morris, Esq. Anthony J. Richmond, Esq.